January 7, 2010

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global Communications, Inc. (“j2”), I am sending you this letter in response to your comment letter to Nehemia Zucker, Chief Executive Officer of j2, dated December 29, 2009.

The following is a list of the comments of the staff of the Securities and Exchange Commission in italics, each followed by j2’s response to that comment:

1.
It appears that you use the surveys listed on page 15 for benchmarking purposes.  For example, you disclose on page 16 that the compensation committee considers the surveys to help ensure that executive salaries remain in line with the Compensation Committee’s target range.  If you use surveys to benchmark total compensation, or any material element of compensation, you must identify the companies in the surveys.  See Regulation S-K Item 402(b)(2)(xiv).  Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark your named executive officers’ compensation. For further guidance, see Question 11805 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: j2 hereby confirms that it will comply with this comment in future filings, including but not limited to complying with such comment in future filings where j2 uses surveys to benchmark its named executive officers’ compensation.

2.
In future filings, please identify the outside benefits consulting firm the compensation committee retained and discuss the consultant’s role in the compensation-setting practices and decisions. See also our new rules relating to enhanced disclosure concerning compensation consultants effective February 28, 2010 (SEC Release 34-61175).

Response: j2 hereby confirms that it will comply with this comment in future filings.

3.
We note that bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives.  In future filings, please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. Also disclose the extent to which the individual and company performance targets were met.  See Item 402(b)(v),(vi) and (vii) of Regulation S-K.

Response: j2 hereby confirms that it will comply with this comment in future filings.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns.  My direct line is 323 860 9276.

Sincerely,

/s/ Jeffrey D. Adelman
Jeffrey D. Adelman
Vice President and General Counsel

cc:           Nehemia Zucker, Chief Executive Officer